UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                      PARADISE MUSIC & ENTERTAINMENT, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    699071106
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                                 (CUSIP Number)

                               December 31, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed: |_| Rule 13d-1(b) |X| Rule 13d-1(c) |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  699071106
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1.   Names of Reporting Persons.

     I.R.S. Identification Nos. Of Above Persons (entities only): Michael A. Roth and Brian J. Stark (filing as joint filers pursuant to Rule 13d-1(k))
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2.   Check the Appropriate Box if a Member  of  a  Group   (See   Instructions)

(a)                     ______                     (b)                    ______
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3.                       SEC                      Use                       Only
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4.     Citizenship     or    Place    of     Organization:     United     States
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Number of Shares  Beneficially  Owned by 5. Sole Voting  Power  1,432,479*  Each
Reporting  Person With:  6. Shared  Voting Power -0- 7. Sole  Dispositive  Power
1,432,479*         8.        Shared         Dispositive         Power        -0-
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9. Aggregate  Amount  Beneficially  Owned by Each Reporting  Person:  1,432,479*
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10.  Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
Instructions):                                                               N/A
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11.   Percent   of   Class    Represented   by   Amount   in   Row   (9):   5.7%
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12.     Type     of     Reporting     Person     (See     Instructions):      IN
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* NorthBay  Opportunities,  L.P. (f/k/a BayStar Capital,  L.P.) ("NorthBay"),  a
Delaware limited partnership, is the holder of (i) 202,062 shares of Paradise Music & Entertainment, Inc. (the "Issuer") common stock (the "Common Stock") and
(ii) warrants which may be exercised at any time in NorthBay's discretion to purchase the lesser of (A) 754,386 shares of Common Stock or (B) calculated with its "affiliates" as defined in Rule 144 and including NorthBay's common stock holdings, 9.9% of the then issued and outstanding Common Stock. NorthBay
International   Opportunities   Ltd.   (f/k/a   BayStar   International,   Ltd.)
("International"), a corporation organized as a limited company under the laws of the British Virgin Islands, is the holder of (i) 98,838 shares of Common Stock and (ii) warrants which may be exercised at any time in International's discretion to purchase the lesser of (A) 377,193 shares of Common Stock or (B)
calculated  with  its   "affiliates"  as  defined  in  Rule  144  and  including
International's common stock holdings, 9.9% of the then issued and outstanding Common Stock. Based on information provided, there were 23,821,610 shares of Common Stock issued and outstanding as of November 14, 2001. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Michael A. Roth and Brian J. Stark, in their capacity as the sole members of NorthBay Partners, LLC, a Wisconsin limited liability company, which serves as both the managing member of (i) NorthBay Management, LLC, the general partner of NorthBay and (ii) NorthBay International Management, LLC, the investment manager of International, beneficially own and possess sole voting and dispositive power over all 1,432,479 shares of Common Stock which represents 5.7% of the Issuer's deemed issued and outstanding Common Stock.
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

Item 1.

(a)  Name Of Issuer:   Paradise Music & Entertainment, Inc.
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(b)  Address of Issuer's Principal Executive Offices:  53 West 23rd Street, New
     York, New York 10010
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Item 2.

(a)  Name of Person Filing:  Michael A. Roth and Brian J. Stark
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(b)  Address of  Principal  Business  Office or, if none,  Residence:  1500 West
     Market Street, Suite 200, Mequon, WI 53092
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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock
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(e)  CUSIP Number:  699071106
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Item 3.  If this  statement  is  filed  pursuant  to  Sections  240.13d-1(b)  or
         240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b)  |_| Bank as  defined  in  Section  3(a)(6)  of the Act (15 U.S.C.
                  78c);

          (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d)  |_| Investment   company  registered   under  Section  8  of  the
                   Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)  |_|  An   investment   adviser   in   accordance   with   Section
                    240.13d-1(b)(1)(ii)(E);

          (f) |_| An employee benefit plan or endowment fund in accordance with Section 240.13d- 1(b)(1)(ii)(F);

          (g) |_| A parent holding company or control person in accordance with Section 240.13d- 1(b)(1)(ii)(G);

          (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

          (a)  Amount beneficially owned (as of January 31, 2002): 1,432,479

          (b)  Percent of Class (as of January 31, 2002): 5.7%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 1,432,479

               (ii) Shared power to vote or to direct the vote: 0

              (iii) Sole  power to dispose  or to direct  the  disposition  of :
                    1,432,479

               (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification.

     By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                        February 13, 2002
                                        ----------------------------------------
                                        Date


                                        /s/Michael A. Roth
                                        ----------------------------------------
                                        Michael A. Roth


                                        /s/Brian J. Stark
                                        -----------------------------------
                                        Brian J. Stark

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                            Dated: February 13, 2002

     The undersigned hereby agree that the Schedule 13G with respect to Paradise Music & Entertainment, Inc., dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).


                                            /s/Michael A. Roth
                                            ------------------------------------
                                            Michael A. Roth


                                            /s/Brian J. Stark
                                            -----------------------------------
                                            Brian J. Stark